Exhibit 99.1

FANGDD ANNOUNCES SHARE CONSOLIDATION

SHENZHEN, China, June 04, 2025 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a customer-oriented property technology company in China, today announced that its share consolidation (“Share Consolidation”), involving the consolidation of every 16 ordinary shares with a par value of US$0.0005625 per share, into 1 ordinary share with a par value of US$0.009 per share, will take effect at 8:00 a.m. Eastern Time on June 9, 2025. The Company’s Class A ordinary shares will open for trading on Nasdaq on June 9, 2025, on a post-split basis, under the existing ticker symbol “DUO,” with a new CUSIP number of G33147128.

Details of the Share Consolidation

The Share Consolidation was approved by the Company’s board of directors and is intended to bring the Company into compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1). At the Company’s extraordinary general meeting held on May 27, 2025, the shareholders approved the Share Consolidation, along with resolutions to increase the authorized share capital and to amend the memorandum and articles of association, both of which became effective immediately following the Share Consolidation. The Company had 62,472,674 issued and outstanding ordinary shares immediately prior to the Share Consolidation, which were consolidated into 3,904,565 shares as a result.

Impact on Shareholders

The Share Consolidation will not affect any shareholder’s percentage ownership interest in the Company, except for minor adjustments resulting from the treatment of fractional shares.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com